JOAN S. GUILFOYLE Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

August 14, 2023

Benjamin Holt

Jeffrey Gabor

Shannon Menjivar

Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Amendment No. 3 to Registration Statement on Form S-4 Filed July 28, 2023 File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 11, 2023 (the “Comment Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Third Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 4 to the Registration Statement reflecting the changes set forth below (the “Fourth Amended Registration Statement”).  For ease of reference, we have reproduced the comments below in bold with our response following each comment.

Please note that the Company has a limited life and will need to be liquidated if the business combination is not completed by September 22, 2023. As such, in the interest of time, Amendment No. 4 is being filed in response to the Comment Letter today. The Company is aware that it will be required to update the financial data prior to effectiveness and will file a subsequent Amendment to do so.

U.S. Securities and Exchange Commission

August 14, 2023

Amendment No. 3 to Registration Statement on Form S-4 filed July 28, 2023

Unaudited Pro Forma Condensed Combined Statement of Operations, page 52

1.

We note that pages 52 to 54 use weighted average shares of 14,569,365 under each of the redemption scenarios in the pro forma combined column. We note on page 59 that the weighted average shares of 14,569,365 appear to relate to your calculation for the year ended December 31, 2021. Please advise.

RESPONSE: Pages 52-54 have been revised to correct the reference to December 31, 2021 to refer to December 31, 2022.

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 66

2.

We note your response to comment 6 and refer to comment 11 in our letter dated February 24, 2023 and comment 34 in our letter dated January 12, 2023. Please revise to identify the firm engaged to provide a fairness opinion.

RESPONSE: Page 73 has been revised to identify the firm that had been engaged to provide a fairness opinion.

Certain Royalty Projected Financial Information, page 76

3.

In a supplemental response, please provide us with your calculations for each of the following revenue projections. Your response should illustrate, wherever possible, the key components of the calculation (e.g., volumes/respective units, pricing components, Royalty Management Corporations split on royalties, etc.).

•	Harvest – Seedlings, Year 3 projected revenues of $500,063
•	Data Hosting and Services, Year 2 projected revenues of $1,745,250
•	Data Hosting and Services, Year 4 projected revenues of $7,434,000
•	FUB Mineral, Year 2 projected revenues of $4,154,553

RESPONSE: In response to the Staff’s comment, the Company hereby provides the supplemental information requested:

Harvest Seedlings, Year 3 projected revenues of $500,063

This revenue projection is based on a per unit price of $12.00 in all of the years shown.  The unit projections are shown on page 76. For year 3, it was projected that a total of 41,672 seedlings were sold resulting in the total projected revenues of $500,063.  It was also assumed that Royalty would receive 100% of these revenues.

Data Hosting and Services, Year 2 projected revenues of $1,745,250

This revenue projection is based on a per token price of $22,500 in all years shown. The unit projections are shown on page 76. For year 2, the projections assumed 77.5 tokens sold resulting in total revenues of $1,745,250. It was also assumed that Royalty would receive 100% of these revenues.

U.S. Securities and Exchange Commission

August 14, 2023

Data Hosting and Services, Year 4 projected revenues of $7,434,000

For year 4, the revenue projections assumed 330.40 tokens sold at $22,500 per token resulting in total revenues of $7,434,000. It was also assumed that Royalty would receive 100% of these revenues.

FUB Mineral, Year 2 projected revenues of $4,154,553

Projected revenue was based on a price per ton of mineral of $8.66.  For year 2, it was assumed that a total of 480,000 tons would be sold resulting in total revenues of $4,154,553.  It was also assumed that Royalty would receive 100% of these revenues.

4.

We note your responses to comment 8, 9 and 10.  Please further revise to disclose why the change in trends is appropriate and the assumptions are reasonable.  We note that the financial projections show significant growth in volume between Year 1 (2022) and Year 2 (2023), which then becomes the basis for additional growth in volume between Years 2, 3, 4, and 5.  However, given Royalty's results of operations for the year ended December 31, 2022 and the three months ended March 31, 2023, it is unclear whether there is a reasonable basis for the financial projections and their underlying assumptions.

RESPONSE:  In response to the Staff’s comment, the Company has added disclosure clarifying the time at which the projections were prepared and factors that have had some impact on Royalty’s ability to achieve projections.  As Royalty had little operating history, projections are difficult to make with any certainty.  The Company has added disclosure regarding the board’s belief as to the reasons why actual results are significantly less than projected revenues.

5.

We note your response to comment 12.  We note projected revenues of $4.4 million and $16.3 million for 2022 and 2023.  We also note that your actual total income for the year ended December 31, 2022 was $172,686 and total revenues for months ended March 31, 2023 was $67,052.  It appears that you missed your 2022 projections and will miss your 2023 projections.  Please revise your background discussion to make this clear and disclose that the Board determined not to ask for updated projections.  Please also update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: Page 77 has been revised to disclose that actual revenues have not met projected revenues.  Page __ has been revised to update the disclosure regarding Liquidity and Capital Resources in response to the Staff’s comment.  The Company has also added a Risk Factor on page 31 discussing the projections and Royalty’s failure to achieve the projected results to date.

Cash Flows, page 117

6.	Please revise to reflect the changes made to Royalty Management Corporation's condensed consolidated statement of cash flows for the year ended December 31, 2022.

RESPONSE: Page 117 has been revised in accordance with the Staff’s comment

U.S. Securities and Exchange Commission

August 14, 2023

Condensed Consolidated Statement of Cash Flows, page F-62

7.

We note that Royalty Management Corporation's financial statements were restated in response to comments 16 and 18. Please revise to disclose prominently, on the face of the financial statements, that they have been restated, provide a note to the financial statements that thoroughly explains and quantifies revisions made in accordance with FASB ASC 250-10-50-7, and advise your independent accountant to (i) revise their report to refer to the restatement and the explanatory note and(ii) re-date or dual-date their report, as necessary, to comply with AICPA AU-C Section 560.A11. Please also include an updated consent from your auditor.

RESPONSE:  The Royalty opinion of auditors on page F-58 has been revised in accordance with the Staff’s comment.  In addition, a note to the financial statements has been added on page F-66_ in accordance with the Staff’s comment.  An updated consent has been filed as Exhibit 23.2.

Note 3 - Investments in Corporations and LLCs, page F-67

8.

We note your response to comment 17 and your disclosure which indicates that Royalty owns a 9.9% interest in Ferrox as of 12-31-22 after the acquisition of 95 million shares of Ferrox in December 2022. Please tell us the percentage ownership that Royalty has in Ferrox as of 6-30-23 and as of a current date. In your response, please indicate whether or not Royalty's percentage ownership calculation takes into effect the 833,335 shares disclosed on F-50 based on earlier transactions during 2022.

RESPONSE:  As of 6-30-2023 and as of 8-14-2023, Royalty has 9.9% ownership in Ferrox.  The referenced ownership calculation takes into effect the 833,335 shares disclosed on F-50 based on earlier transactions during 2022.

Note 6 - Intangible Assets, page F-68

9.

We note your response to comment 19 and wish to clarify that our comment did not ask for detailed and itemized factors relating to each intangible asset be disclosed in the footnotes. However; we are looking for a fulsome response which may be made supplementally in a correspondence filing and we reissue our comment. For each indefinite-lived intangible asset listed in your chart on page F-68, help us to better understand the nature of each intangible asset and share with us in sufficient detail those factors or considerations that are a part of your analysis that led you to conclude that there are no legal, regulatory, contractual, competitive or economic factors that limit the useful life of each asset to Royalty. Further, we note your prior response appears to indicate that cash flows to be received in the future were not a consideration in whether or not the intangible assets were deemed to be indefinite-lived. Clarify that point further and refer to Section 350-30-35 of the Accounting Standards Codification.

RESPONSE: Please see exhibit 1 for supplemental data in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 14, 2023

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

U.S. Securities and Exchange Commission

August 14, 2023

Exhibit 1 – supplemental data pertaining to Staff comment #9

Mining Permit Package

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows

On January 3, 2022, the Company entered into an agreement with a Kentucky licensed engineer to create three coal mining permits for the total payment of $75,000, payable in equal weekly installments over the course of 36 weeks.

The permits will be held in the name of American Resources Corporation, or its subsidiaries, and the Company will receive an overriding royalty in the amount of the greater of $0.10 per ton or 0.20% of the gross sales price of the coal sold from the permit.

Conclusion of Indefinite Lived Determination

We deem this asset indefinite lived as this tonnage royalty shall continue until such time as all the coal is mined from the Permit. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

MC Mining

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On April 1, 2022, the Company purchased the rights to receive rental income from property located in Pike County, Kentucky.
The rental income is $2,500 per month and the consideration paid by the Company to the seller was a total of $149,150.44, which represents $60,000 in cash to be paid to the seller in the form of 80% of the monthly rental income until the cash consideration is paid in full,

plus the issuance of $89,150.44 worth of shares of the Company that will be valued at the same per common share value at the consummation of a transaction that results in the Company becoming publicly traded.

Conclusion of Indefinite Lived Determination

We deem this asset indefinite lived as these rental income payments shall continue for 30 years from the initial lease signing with the ability for the lessee to use the premises as long as they desire on a renewal basis.

As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

Carnegie Override Royalty

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On May 20, 2022, the Company entered into an agreement to fund the development of a series of coal mines located in Pike County, Kentucky in exchange for a promissory note to repay the Company its capital invested, plus interest, and then an ongoing overriding royalty from coal sold from the mines.
$117,623.17 has been funded by the Company under this contract thus far.

Conclusion of Indefinite Lived Determination
We deem this asset indefinite lived as the royalty from coal sold shall continue for as long as there is coal to mine from the related permits.
As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

Energy Technologies Inc

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On September 30, 2022, the Company entered into an agreement to purchase, for the consideration of $52,700, a partial interest in a density gauge analyzer that is manufactured by Energy Technologies, Inc. and will be repaid to the Company on a per ton of coal basis from coal sold by using the density gauge analyzer.

Conclusion of Indefinite Lived Determination
We deem this asset indefinite lived as the royalty from units sold shall continue for as long as there is a viable market for the products.
As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

Coking Coal

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On April 15, 2022, the Company entered into a membership interests purchase agreement with ENCECo, Inc., the sole owner and member of Coking Coal Leasing LLC (“CCL”), whereby the Company issued 236,974 shares to ENCECo, Inc.
for the purchase of purchase of CCL. As part of this transaction, the Company, through CCL, purchased a contract to manage the electrical power account for a coal mining complex located in Perry County, Kentucky. The fee for managing this contract payable to the Company is $5,000 per month.

Conclusion of Indefinite Lived Determination

We deem this asset indefinite lived as this the ongoing monthly fees will continue as long as the permits remain. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

RMC Environmental Services

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On August 17, 2022, the Company formed RMC Environmental Services LLC as a wholly owned subsidiary of the Company for the purpose of purchasing certain rights to operate a clean fill landfill located in Hamilton County, Indiana that pays RMC Environmental Services for each load of clean fill material that is disposed on, or removed from, the landfill.
The consideration paid by the Company was $225,000 for the rights to operate this business.

Conclusion of Indefinite Lived Determination
We deem this asset indefinite lived as this is a viable business currently operating. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

U.S. Securities and Exchange Commission

August 14, 2023

Pollinate

ASC 350-30-35-1	The accounting for a recognized intangible asset is based on its useful life to the reporting entity.
An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

Description of Asset and future cash flows
On July 15, 2022, the Company entered into a Honey Royalty Agreement whereby the Company will purchase apiaries for the use of Land Betterment Corporation and the Company will be paid $1.00 per pound of salable honey sold or used by Land Betterment from the purchased apiaries.

Conclusion of Indefinite Lived Determination
We deem this asset indefinite lived as the royalty from honey sold shall continue until the assets are exhausted.
As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.